PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(to prospectus dated November 29, 2023)	Registration No. 333-275787

PATRIA INVESTMENTS LIMITED
(incorporated in the Cayman Islands)

Class A Common Shares

This prospectus supplement relates to the offer and sale, from time to time, of up to 378,267 shares of Patria Investments Limited (“Patria”) Class A common shares, par value $0.0001 (“Patria Class A common shares”), by the selling stockholders that will receive Patria Class A common shares as compensation under the Igah Transaction (as defined below) (the “Selling Stockholders”). We are not offering any shares of Patria Class A common shares under this prospectus supplement and will not receive any proceeds from the sale of shares of Patria Class A common shares offered by the Selling Stockholders. The Selling Stockholders acquired the shares of Patria Class A common shares in connection with our acquisition of certain equity interests in Igah Partners LLC, PEVC IV General Partner, Ltd and Igah Carry Holding Ltd. (collectively referred as “Igah”), one of the pioneers of the venture capital sector in Latin America (the “Igah Transaction”). Pursuant to the Igah Transaction agreements, we had the option to issue shares of Patria Class A common shares to the Selling Stockholders as partial consideration for the acquisition. We are registering the offer and sale of the shares that we issued as partial consideration to satisfy registration rights we granted to the Selling Stockholders.

The Selling Stockholders may use this prospectus supplement to resell, from time to time, such shares, so long as they satisfy certain conditions set forth in the applicable agreements between us and the applicable Selling Stockholder.

While Patria will not receive any of the proceeds from any issuance of shares of Patria Class A common shares to the Selling Stockholders or from any sale of such shares by the Selling Stockholders, Patria has agreed to pay certain expenses relating to the registration of such shares. See “Selling Stockholders” and “Plan of Distribution.” The Selling Stockholders may, from time to time, offer and sell the shares held by them directly or indirectly through agents or broker-dealers on terms to be determined at the time of sale. See “Plan of Distribution.”

Shares of Patria Class A common shares are traded on the Nasdaq Global Select Market, or “NASDAQ,” under the ticker symbol “PAX.” On November 28, 2023, the last reported sales price of shares of Patria Class A common shares on the NASDAQ was $13.81 per share.

Investing in Patria Class A common shares involves risks. You should carefully read and consider the risks described in “Risk Factors” on page S-2 of this prospectus supplement and as incorporated by reference herein before investing in Patria Class A common shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2023.

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table of contents

Page

Prospectus Supplement

About This Prospectus Supplement	S-1
Risk Factors	S-2
Use of Proceeds	S-3
Selling Stockholders	S-4
Plan of Distribution	S-6

Prospectus

About This Prospectus	1
Where You Can Find More Information	2
Incorporation of Documents by Reference	3
Forward-Looking Statements	4
Risk Factors	6
Patria Investments Limited	7
Use of Proceeds	9
Description of Share Capital	10
Service of Process and Enforcement of Civil Liabilities	22
Taxation	23
Selling Shareholders	24
Plan of Distribution	25
Legal Matters	27
Experts	28

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About This Prospectus Supplement

This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of the offering of Patria Class A common shares. The second part, the accompanying prospectus which is dated November 29, 2023, provides more general information, some of which may not apply to the offering of Patria Class A common shares. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any shares of Patria Class A common shares, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

On December 1, 2022, Patria’s economic group entered into a transaction agreement (the “Igah Transaction Agreement”) to acquire certain equity interests in Igah Partners LLC, PEVC IV General Partner, Ltd and Igah Carry Holding Ltd. (collectively referred as “Igah”), one of the pioneers of the venture capital sector in Latin America. Pursuant to the Igah Transaction Agreement, we granted certain registration rights to certain shareholders of Igah. The payment of part of the relevant purchase price / and of the investment amount for such acquisition was by means of the delivery of Patria Class A common shares issued by Patria to Igah and to the respective selling shareholders, and the transaction was subject to certain conditions precedent (all conditions precedent have been duly implemented).

Risk Factors

Investing in Patria Class A common shares involves risk. Before you invest in Patria Class A common shares, you should carefully consider all of the risk factors incorporated by reference in this prospectus supplement, including the risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2022, and any subsequent Current Reports on Form 6-K. You should also carefully consider all of the other information included or incorporated by reference in this prospectus supplement. The occurrence of any of these risks could materially and adversely affect our business, financial condition, liquidity, cash flows, results of operations, prospects, and our ability to make or sustain distributions to our stockholders, which could result in a partial or complete loss of your investment in Patria Class A common shares. Some statements in this prospectus supplement constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

Use of Proceeds

Patria will not receive any of the proceeds from any issuance of shares of Patria Class A common shares to the Selling Stockholders or from any sale of such shares by the Selling Stockholders.

The Selling Stockholders will pay any underwriting fees, discounts or commissions attributable to the sale of the shares registered under this prospectus supplement, or any fees and expenses of any broker-dealer or other financial intermediary engaged by any Selling Stockholder. Patria will bear all other costs, fees and expenses incurred in connection with the registration of the shares covered by this prospectus supplement. See “Selling Shareholders” and “Plan of Distribution.”

Selling STOCKHOLDERS

Patria may issue shares of Patria Class A common shares as deferred consideration pursuant to the Igah Transaction Agreement. In such circumstances, the Selling Stockholders may use this prospectus supplement to resell, from time to time, the shares of Patria Class A common shares received pursuant to the Igah Transaction Agreement.

Information about certain Selling Stockholders is set forth herein, and information about additional Selling Stockholders (if any) will be set forth in a further prospectus supplement or in filings that Patria makes with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference in this prospectus supplement. Selling Stockholders, including their transferees, pledgees or donees or their successors, may, from time to time, offer and sell pursuant to this prospectus supplement any or all of the Patria Class A common shares that Patria may issue to such Selling Stockholder pursuant to the Igah Transaction Agreement.

Based upon information provided by the Selling Stockholders, except to the extent provided in the footnotes below, none of the Selling Stockholders nor any of their affiliates, officers, directors or principal equity holders, has held any positions or office (or has had any material relationship) with Patria within the three years prior to the date they furnished such information.

To the extent any of the Selling Stockholders are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act. Unless otherwise indicated in the footnotes below, Patria believes that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of Patria Class A common shares listed as beneficially owned by them.

The Selling Stockholders may offer and sell all, some or none of the shares of Patria Class A common shares that Patria may issue pursuant to the Igah Transaction Agreement. Because the Selling Stockholders may offer all or some portion of such shares of Patria Class A common shares, Patria cannot estimate the number of shares of Patria Class A common shares that will be held by the Selling Stockholders upon the termination of any of these sales. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of their Patria Class A common shares since the date on which they provided the information regarding their Patria Class A common shares in transactions exempt from the registration requirements of the Securities Act. This information is based on information provided by or on behalf of the Selling Stockholders. The number of shares of Patria Class A common shares owned by the Selling Stockholders (or any of their future transferees) assumes that they do not beneficially own any shares of Patria Class A common shares other than the Patria Class A common shares that Patria may issue to them pursuant to the Igah Transaction Agreement.

Percentage ownership information in the following tables is based on 54,930,241 shares of Patria Class A common shares outstanding and 92,945,430 shares of Patria Class B common shares outstanding as of November 28, 2023.

Patria Class A common shares

The following table sets forth information with respect to the number of shares of Patria Class A common shares that would become beneficially owned by the Selling Stockholder that may be offered pursuant to this prospectus supplement.

	Patria Class A common shares Beneficially Owned Prior to Issuance	Maximum Number of Shares of Patria Class A common shares Issuable pursuant to the Igah Transaction Agreement(1)	Shares of Patria Class A common shares Beneficially Owned Following the Issuance		Number of Shares of Patria Class A common shares Offered	Patria Class A common shares Beneficially Owned after Resale(3)
Name			Shares	Percent (2)		Shares	Percent(2)
Selling Stockholders(4)	—	378,267	378,267	*%	378,267	—	—%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common shares.

(1)	The maximum aggregate number of shares of Patria Class A common shares issuable as deferred consideration pursuant to the Igah Transaction Agreement that may be sold under this prospectus supplement is 378,267.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Exchange Act using 54,930,241 shares of Patria Class A common shares outstanding and 92,945,430 shares of Patria Class B common shares outstanding as of November 28, 2023. In calculating this percentage for a particular holder, Patria treated as outstanding the maximum number of shares of Patria Class A common shares held and/or received by that particular holder and excluded all shares of Patria Class A common shares held by any other holder.

(3)	Assumes that all shares of Patria Class A common shares issued as deferred consideration pursuant to the Igah Transaction Agreement have been sold by the Selling Stockholders.

(4)	Together, these shareholders beneficially owns less than 1% of the total number of outstanding common shares on November 28, 2023.

Plan of Distribution

This prospectus supplement relates to the offer and sale from time to time of shares of Patria Class A common shares by the Selling Stockholders. Any shares of Patria Class A common shares received by the Selling Stockholders as deferred consideration pursuant to the Igah Transaction Agreement will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and will contain a legend setting out such restriction and will be segregated until such time as they are sold under the registration statement of which this prospectus supplement forms a part. Patria is registering the resale of shares of Patria Class A common shares for sale to provide the holders thereof with freely tradable securities, but such shares will not become freely tradable until sold pursuant to the registration statement of which this prospectus supplement forms a part. There can be no assurance that the Selling Stockholders will sell any or all of the shares of Patria Class A common shares registered pursuant to the registration statement of which this prospectus supplement forms a part.

The Selling Stockholders may, from time to time, sell any or all of the shares of Patria Class A common shares beneficially owned by them and offered hereby directly or indirectly through one or more broker-dealers or agents. The Selling Stockholders will be responsible for any agent’s commissions. The Patria Class A common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares of Patria Class A common shares:

•	on the NASDAQ or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, swaps or derivatives whether such options are listed on an options exchange or otherwise;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	through an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	in privately negotiated transactions;

•	through the settlement of short sales;

•	through broker-dealers that may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus supplement.

In addition, the Selling Stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell shares short and deliver the shares to close out such short position.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. If the Selling Stockholders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Patria Class A common shares for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Selling Stockholders will be subject to the Exchange Act and the rules promulgated thereunder, including Regulation M, which may limit the timing of purchases and sales of Patria Class A common shares by the Selling Stockholders and their affiliates.

Pursuant to the applicable registration rights, Patria has agreed to bear all other costs, fees and expenses incurred in connection with the registration of the shares of Patria Class A common shares covered by this prospectus supplement. However, Patria does not have any obligation to pay any underwriting fees, discounts or commissions attributable to the sale of such Patria Class A common shares, or any fees and expenses of any broker-dealer or other financial intermediary engaged by any Selling Stockholder.

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